Exhibit (a)(4)
                                                              to the Schedule TO

To: Eligible Optionees

Date:

RE: Exchange Results

On behalf of Internet Security Systems, Inc. (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") outstanding eligible options, with the exercise prices exceeding $30.00 (the "Old Options"), granted under the Company's Restated 1995 Stock Incentive Plan (the "Plan") for new options the Company will grant under the Plan (the "New Options"). The Offer was consummated pursuant to the terms and conditions in the Company's Offer to Exchange dated October 29, 2003 (the "Offer of Exchange") and the related letter of transmittal.

The Offer expired at 5:00 PM, Eastern Time, on November 26, 2003. Promptly following the expiration of the Offer on November 26, 2003 and pursuant to the terms and conditions of the Offer, the Company accepted for exchange and canceled and terminated tendered Old Options exercisable for a total of ____________ shares of Common Stock and canceled and terminated all such Old Options. Eligible options for _________ share were not tendered for exchange.

The Company has accepted for exchange and canceled the Old Options tendered by you exercisable for the number of shares of Common Stock (the "Option Shares") set forth on Attachment A to this letter. If the terms and the conditions of the Offer are satisfied, you will receive New Options under the Plan exercisable for the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events that occur prior to the date on which the Company issues such New Options.

In accordance with the terms and subject to the conditions of the Offer, the Company intends to grant the New Options on or about the first business day that is at least six months and one day following the date the tendered options were accepted for exchange and canceled and terminated, approximately May 27, 2004. At that time, agreements for the New Options will be prepared for execution and delivery. The New Options will have a per share exercise price equal to the fair market value of a share of our Common Stock on the date the New Option is granted.

In accordance with the terms of the Offer, you must be an employee of the Company or one of its subsidiaries through the date the Company grants the New Options to receive your New Options. If for any reason you do not remain an employee, you will not receive New Options or any other consideration for the Old Options tendered by you and canceled by the Company. Participation in the Offer does not confer upon you the right to remain in the employ of the Company or any of its subsidiaries.

If you have any questions about your rights in connection with the grant of New Options, please contact Yaslyn Moore at optionexchange@iss.net.

Sincerely,

Thomas E. Noonan
Chief Executive Officer and President


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                                  Attachment A

                             [Name of Option Holder]


Subject to the terms and conditions of the Offer, the number of Option Shares subject to New Options to be granted to you will be [number of options].






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